UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-31368

Sanofi

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Form 6-K

Recent events

1. Recent events

1.1	Resignation of Paul Hudson as a director of Sanofi on February 18, 2026

On February 18, 2026, Paul Hudson resigned from his position as director, with immediate effect.

1.2	Information regarding the financial arrangements for the departure of Paul Hudson

In accordance with the recommendations of the AFEP-MEDEF Code, Sanofi hereby publishes the information regarding the financial arrangements for the departure of Paul Hudson, whose office as Chief Executive Officer of Sanofi terminated on February 17, 2026 end-of-day pursuant to the decision taken by the Board of Directors on February 11, 2026.

The financial arrangements for Paul Hudson’s departure are in all respects compliant with the compensation policy for the Chief Executive Officer, as approved by the General Meeting of Shareholders for a given fiscal year.

Paul Hudson also resigned as a director of Sanofi on February 18, 2026. He received no compensation in connection with that office.

Annual fixed compensation for 2026

The compensation policy for the Chief Executive Officer provides that the gross annual fixed compensation of Paul Hudson is €1,600,000. Paul Hudson will receive, on a pro rata basis through February 17, 2026 inclusive (the date of termination of his office as Chief Executive Officer), the fixed portion of his annual compensation.

Annual variable compensation for 2025

The compensation policy for the Chief Executive Officer provides that Paul Hudson’s annual variable compensation for 2025 is in a range between 0% and 250% of his annual fixed compensation, with a target of 150%, subject to quantitative and qualitative performance criteria.

Acting on a proposal from the Compensation Committee, the meeting of the Board of Directors held on February 11, 2026 reviewed the attainment level for each criterion and sub-criterion; the global attainment rate stood at 109% (1). Consequently, the Board set Paul Hudson’s annual variable compensation for 2025 at a gross amount of €2,616,000, representing 163.53% of his fixed compensation. Details of the objectives, and of the determination of attainment levels, are set forth in “Item 6.B — Compensation” of Sanofi’s Annual Report on Form 20F for 2025. In accordance with Article L. 22-10-34 II of the French Commercial Code, payment of Paul Hudson’s variable compensation for 2025 will be subject to prior approval by the Annual General Meeting of Shareholders held to vote on the financial statements for the year ended December 31, 2025, and scheduled for April 29, 2026.

Annual variable compensation for 2026

The compensation policy for the Chief Executive Officer provides that Paul Hudson’s annual variable compensation for 2026 is in a range between 0% to 250% of his annual fixed compensation, with a target of 150%, subject to varied and exacting performance criteria, both quantitative and qualitative. At its meeting of February 11, 2026, Sanofi’s Board of Directors resolved that the criteria for 2026 are:

●	60% based on financial indicators published by Sanofi: sales growth, free cash flow (FCF) and business earnings per share (business EPS), each accounting for 20%; and

●

40% based on specific individual objectives: Portfolio & Assets (7.5%); Digital Transformation and Artificial Intelligence (7.5%); Development Pipeline (15%); and Corporate Social Responsibility (10%). Details of the individual objectives set for variable compensation for 2026 are set forth in the “Item 6.B — Compensation” of Sanofi’s Annual Report on Form 20F for 2025.

(1)

In Item 6 of the Form 20-F for 2025, an error appeared in the table on pages 129 and 130 presenting the achievement level of the performance conditions related to Paul Hudson’s 2025 variable remuneration. In the column ‘2025 Achievement Rate’, the correct figure is ‘109%’ and not ‘100%”.

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Form 6-K

Recent events

Attainment levels for the portion of variable compensation linked to quantitative criteria may be scaled down regardless of actual performance, in order to give greater weight to the attainment of qualitative criteria. This flexibility can only operate to reduce the amount of variable compensation, and cannot compensate for underperformance on quantitative criteria.

The attainment levels of the quantitative and qualitative performance criteria related to annual variable compensation for 2026, as established by the Board of Directors at its meeting of February 11, 2026, will be evaluated by the Board of Directors, based on a recommendation from the Compensation Committee, after the 2026 financial statements have been closed off.

Paul Hudson will receive, on a pro rata basis through February 17, 2026 inclusive (the date of termination of his office as Chief Executive Officer), the variable portion of his annual compensation.

In accordance with Article L. 22-10-34 II of the French Commercial Code, payment of Paul Hudson’s variable compensation will be subject to prior approval by the Annual General Meeting of Shareholders held to vote on the financial statements for the year ended December 31, 2026.

Outstanding equity-based compensation plans

Given the decision by the Board of Directors to terminate Paul Hudson’s office as Chief Executive Officer effective February 17, 2026, it was resolved not to award him any performance shares in respect of 2026.

In accordance with the compensation policy for the Chief Executive Officer, Sanofi confirms that the performance shares awarded to Paul Hudson on May 25, 2023 under the 2023 annual performance share plan have definitively vested, in accordance with a resolution passed by the Board of Directors on February 11, 2026. Following the application of a pro rata calculation through and including February 17, 2026 (the end date of Paul Hudson’s term of office), 75,206 performance shares will consequently be delivered to Paul Hudson on May 25, 2026. For indicative purposes, based on the closing price on February 17, 2026(2), the value of those shares amounted to €5,875,844.78.

In accordance with the compensation policy for the Chief Executive Officer, which set that if the Chief Executive Officer leaves Sanofi for reasons other than resignation or removal from office for gross or serious misconduct, the overall allocation percentage is prorated to reflect the amount of time the Chief Executive Officer remained with Sanofi during the vesting period, Paul Hudson will retain the benefit of the performance shares awarded to him on April 30, 2024, and April 30, 2025 under the 2024 and 2025 annual plans, on a pro rata basis over the respective vesting periods of those plans. The final number of performance shares that may vest for Paul Hudson will be determined at the end of the respective vesting periods, subject to confirmation by the Board of Directors of the attainment levels for the applicable performance conditions. Assuming the global allocation rate for each of those plans on the vesting date is 100% (the maximum permitted under the plans, subject to attainment of performance conditions), Paul Hudson would be definitively awarded: (i) 49,606 shares under the 2024 plan and (ii) 24,121 shares under the 2025 plan. For illustrative purposes, based on the closing price on February 17, 2026(2) (the date of termination of Paul Hudson’s office), the value of those performance shares would be €5,760,290.51.

If at any time prior to expiration of the vesting period of his performance shares, Paul Hudson joins a competitor of Sanofi as employee or corporate officer, or provides services to or cooperates with such a competitor, he will irrevocably lose his performance shares, regardless of any full or partial discharge by the Board of Directors of the non-compete undertaking relating to his office as Chief Executive Officer.

Top-up pension plan

Paul Hudson will cease to be a member of Sanofi’s top-up defined-contribution pension plan and will no longer benefit from the related annual contribution.

As regards 2025, in accordance with the compensation policy for the Chief Executive Officer, Paul Hudson is entitled to the top-up defined-contribution pension plan introduced within Sanofi on January 1, 2020. Under the terms of that plan, the Chief Executive Officer receives an annual contribution the amount of which (subject to attainment of a performance condition) may be up to 25% of his reference compensation (annual fixed and variable compensation). The performance condition governing the vesting of contingent rights is tied to the attainment level of the variable compensation component for 2025.

The Board of Directors, at its meeting of February 11, 2026, ascertained whether that performance condition had been met, noting that the global attainment level for the variable portion of Paul Hudson’s compensation for the 2025 financial year was 109%.

The annual gross contribution is paid as follows:

●	50% as a gross insurance premium to the fund manager – the amount due to the fund manager with respect to 2025 is €527,000; and

(2)	Sanofi’s closing share price on the Euronext Paris regulated market as of February 17, 2026: €78.13.

2	SANOFI FORM 6-K 2025

Form 6-K

Recent events

●

50% to Paul Hudson, to indemnify him for the social security and tax charges for which he will become immediately liable. The amount due to Paul Hudson in respect of 2025 was set by the Board of Directors at its meeting of February 11, 2026, at €527,000.

Payment of those amounts is contingent on approval of the Chief Executive Officer’s compensation package by the shareholders in an Ordinary General Meeting, on the terms stipulated in Article L. 22-10-34 II of the French Commercial Code.

No contribution will be paid in respect of 2026.

Termination benefit

The compensation policy for the Chief Executive Officer provides that Paul Hudson is entitled to a termination benefit, payment of which is contingent upon fulfillment of a performance condition(3). The amount of the termination benefit is capped at an amount corresponding to (i) 24 months of his monthly base salary effective on the date of leaving office and (ii) twice the amount of the last variable compensation received prior to that date (i.e. the variable compensation for 2024 received in 2025).

Given the average attainment rate of objectives for target annual variable compensation over 2023, 2024, and 2025, the performance condition has been fulfilled.

The amount of this termination benefit is reduced by any amount received as compensation for the non-compete undertaking, such that the cumulative amount of those two payments may in no circumstances exceed two years of fixed plus variable compensation.

In accordance with the compensation policy for the Chief Executive Officer, Paul Hudson will therefore receive a gross termination benefit of €5,207,750, corresponding to the termination benefit cap less the amount of the non-compete indemnity (see below).

Non-compete benefit

The compensation policy for the Chief Executive Officer provides that the Chief Executive Officer is bound by a non-compete undertaking (prohibiting him from joining a competitor of Sanofi as employee or corporate officer, or providing services to or cooperating with such a competitor) for a maximum period of one year following his departure. As permitted under the remuneration policy, the Board of Directors has resolved that for Paul Hudson, that period will be reduced to nine months from the date of termination of his office.

In return for that undertaking, and subject to compliance therewith, Paul Hudson will receive an indemnity of €3,124,650, corresponding to 9 months of total compensation (based on his fixed compensation in effect on the date of termination and the last variable compensation received prior to that date, i.e. the variable compensation for 2024 that he received in 2025), paid in 9 installments.

Benefits in kind

Paul Hudson will stop receiving his benefits in kind, consisting of a car with driver. For practical reasons, he will retain that benefit for a period of two months from his departure, i.e. until April 17, 2026.

Sanofi will bear the cost of professional fees of the advisors responsible for preparing Paul Hudson’s French income tax returns for the 2025 and 2026 fiscal years.

(3)

The performance condition is deemed to have been met if the attainment rate for the individual variable compensation objectives exceeded 90% of the target; that condition is assessed over the three financial years preceding the Chief Executive Officer leaving office.

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Form 6-K

Compensation and other arrangements for corporate officers

2. Compensation and other arrangements for corporate officers

2.1	Compensation for Olivier Charmeil, Interim Chief Executive Officer

Given the exceptional circumstances and transitory nature of Olivier Charmeil’s appointment as Interim Chief Executive Officer, the Board of Directors decided, acting on a recommendation from the Compensation Committee, to maintain the contract of employment Olivier Charmeil has with Sanofi in connection with his role as Executive Vice-President.

Consequently, the Board of Directors decided to maintain Olivier Charmeil’s compensation as per his contract of employment (which remains unchanged), and to award him top-up compensation (annual fixed plus variable) in respect of his additional new role as Interim Chief Executive Officer, for the period during which he holds that office.

Olivier Charmeil’s compensation for holding office as Interim Chief Executive Officer will be determined on the basis of the annual fixed compensation and annual variable compensation specified in the compensation policy for the previous Chief Executive Officer, Paul Hudson:

●

annual fixed compensation: €1,600,000 gross, as described in the section entitled “Compensation policy for Paul Hudson” within “Item 6.B — Compensation” of Sanofi’s Annual Report on Form 20F for 2025. That compensation will be apportioned on a time basis for the period from February 18, 2026 through the day before Belén Garijo takes office, and will be reduced by the compensation to which Olivier Charmeil is otherwise entitled for that period under his contract of employment; and

●

annual variable compensation: compensation in a range from 0% to 250% of his annual fixed compensation of €1,600,000, with a target of 150%, contingent on quantitative and qualitative performance criteria, as described in the section entitled “Compensation policy for Paul Hudson” within “Item 6.B — Compensation” of Sanofi’s Annual Report on Form 20F for 2025. The amount of that compensation will be apportioned on a time basis for the period from February 18, 2026 through the day before Belén Garijo takes office, and will be reduced by the variable compensation to which Olivier Charmeil is otherwise entitled in respect of 2026 under his contract of employment, apportioned on a time basis over the same period. The variable compensation of Olivier Charmeil for serving as Interim Chief Executive Officer, determined as described above, will be paid in 2027, subject to approval in a shareholder vote at the General Meeting to which it is presented for approval.

The Interim Chief Executive Officer agrees to forego any other type of compensation, including equity-based compensation and benefits in kind, as consideration for holding that office.

In accordance with the applicable regulations, the sums paid to Olivier Charmeil in respect of 2026 will be disclosed in the report on corporate governance to be published in 2027.

2.2	Compensation policy of Belén Garijo, future Chief Executive Officer

General principles

The term of office of the future Chief Executive Officer, which will begin after the Annual General Meeting scheduled for April 29, 2026(4), will be for a period of four years, i.e. until the Annual General Meeting held in 2030 to approve the financial statements for the year ended December 31, 2029. She may be removed from office on legitimate grounds at any time by the Board of Directors.

The compensation policy of the Chief Executive Officer is established by the Board of Directors, acting on the recommendation of the Compensation Committee. The compensation structure is not subject to annual review and is applicable for as long as it remains unchanged. The arrangements for implementing the policy may vary from year to year.

(4)

The appointment of Belén Garijo as a director, as well as the amendment to the Articles of Association to raise the age limit for the Chief Executive Officer - a necessary pre-condition for her appointment - will be put to a shareholder vote at the General Meeting of April 29, 2026.

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Form 6-K

Compensation and other arrangements for corporate officers

Reference to market practices

The overall compensation of the Chief Executive Officer is determined with reference to (i) her profile and experience; (ii) the expectations of key stakeholders; (iii) the specific nature of the pharmaceutical industry, which needs to attract and retain executives with rare skillsets and competencies; and (iv) practices adopted by a panel of CAC 40 companies and by a panel of pharmaceutical companies with which Sanofi is in competition. Because Sanofi operates in a particularly competitive international environment and has broad geographical reach (with over three-quarters of its net sales generated in the US and non-European countries), a panel is used comprising the Chief Executive Officer compensation of 12 leading global pharmaceutical companies with comparable levels of consolidated net sales to Sanofi, but with no limitation as to geography.

This consistency with market practices is fundamental in order to attract and retain the talents necessary to Sanofi’s success, but does not imply that Sanofi should adopt in every respect practices that are in some cases widely divergent, especially as regards the level and structure of long-term compensation.

Market practices based on a panel of CAC 40 companies

Local practices are reviewed by reference to a panel of 14 CAC 40 companies with a comparable profile to Sanofi in terms of market capitalization, net sales, market presence, return on capital employed, etc; the panel was selected with assistance from an external consultant(5). This study showed that Sanofi ranked seventh among the panel in terms of market capitalization as of December 31, 2025, and ninth in terms of net sales for the period from October 1, 2024 through September 30, 2025.

Air Liquide	Airbus	AXA	Danone	Dassault Systèmes

EssilorLuxottica	Kering	L’Oréal	LVMH	Saint-Gobain

Schneider Electric	Stellantis	TotalEnergies	Vinci

Based on an ex ante analysis of this panel for the 2025 financial year, the fixed compensation of the Chief Executive Officer ranks equal fourth within the panel (the same ranking as for Paul Hudson’s compensation), and her ex ante target short-term compensation (fixed plus target variable) ranks fifth (the same ranking as for Paul Hudson’s compensation). Her target ex ante equity-based compensation, which includes both the Medium-Term Tranche and the Long-Term Tranche (see definitions below) awarded in 2026, the fair value of which has been annualized by dividing her award by four (the Long-Term Tranche being a unique scheme, with a four-year continuing employment condition and vesting at the end of a five-year period) so that its annual economic impact can be reflected in the peer-based assessment of her package, ranks seventh within the panel (versus fourth for Paul Hudson’s compensation). Her ex ante overall target compensation (fixed, variable and equity-based) also ranks seventh within the panel (versus fourth for Paul Hudson’s compensation). The valuation of Belén Garijo’s equity-based compensation is lower than that of Paul Hudson due to the more exacting performance criteria within her Long-Term Tranche (especially the TSR criterion, which accounts for 80%). Finally, her ex ante theoretical maximum overall compensation due under the compensation policy in the event she reaches the maximum attainment levels, ranks fifth within the panel (the same ranking as for Paul Hudson’s compensation).

Market practices based on a panel of 12 global pharmaceutical companies

Amgen Inc.	AstraZeneca plc	Bayer AG	Bristol-Myers-Squibb Inc.	Eli Lilly and Company Inc.

GlaxoSmithKline plc	Johnson & Johnson Inc.	Merck & Co. Inc.	Novartis AG	Novo Nordisk A/S

Pfizer Inc.	Roche Holding AG

This study shows that as of December 31, 2025, Sanofi ranked tenth by market capitalization; and that for the period from October 1, 2024 through September 30, 2025, Sanofi ranked eighth in terms of net sales.

Based on an ex ante analysis of this panel for the 2025 financial year, the Chief Executive Officer’s fixed compensation ranks eighth within the panel, as does her target short-term compensation (fixed plus variable); those are the same rankings as for Paul Hudson’s compensation. Her theoretical maximum equity-based compensation, which includes both the Medium-Term Tranche and the Long-Term Tranche (see definitions below) awarded in 2026, the fair value of which has been annualized by dividing her award by four (the Long-Term Tranche being a unique scheme, with a four-year continuing employment condition and vesting at the end of a five-year period) so that its annual economic impact can be reflected in the peer-based assessment of her package, ranks twelfth(6) within the panel (versus eleventh for Paul Hudson’s compensation). Her ex ante theoretical maximum overall compensation (fixed, variable and equity-based, excluding the Long-Term Tranche) ranks twelfth within the panel, and her ex ante theoretical target overall compensation ranks eleventh (the same rankings as for Paul Hudson’s compensation).

(5)

Studies carried out on the basis of figures disclosed by the companies, supplemented by analyses conducted by Pay Governance and Boracay. Sanofi’s ranking within the panel is based on an ex ante analysis of target compensation and ex ante theoretical maximum compensation, incorporating (i) base salary applicable for the 2025 financial year as approved by a shareholder meeting, or (failing that) the most recently published base salary; (ii) annual bonus (target and maximum); and (iii) long-term incentive plan awards (target and maximum theoretical levels), as specified in compensation policies. For 2025 long-term incentive plans, in cases where no fair value has been disclosed to date for 2025 plan awards, the valuation used relies on an ex ante assumption based on the target level of awards specified by the 2025 ex ante compensation policy or (failing that) using a benchmark methodology based on the valuation of the plan awarded in respect of the previous financial year. The analysis relative to the CAC 40 panel relies on a valuation of long-term incentive plan awards expressed in IFRS fair value terms at the date of grant, in accordance with market practices applicable to French companies. The analysis relative to the global panel relies on a valuation of long-term incentive plan awards expressed at (i) face value in the case of awards of performance shares and Restricted Stock Units (target number of shares, multiplied by the closing quoted share price on the date of grant) and (ii) fair value for accounting purposes in the case of stock options, as disclosed by the companies in accordance with US market practices.

(6)	Some companies do not disclose target equity-based compensation.

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Form 6-K

Compensation and other arrangements for corporate officers

Setting the compensation of Belén Garijo

The compensation package and amounts awarded to the future Chief Executive Officer were set by the Board of Directors on March 4, 2026, acting on a recommendation from the Compensation Committee and taking account of Belén Garijo’s profile. The main factors underlying that recommendation were her profile in an international executive role with a listed company; her acknowledged expertise and strategic vision in the pharmaceutical industry; her broad range of experience, in particular her many years in research and development; the success she had achieved during the period of her career spent at Sanofi, and then at Merck; her capacity to step up the pace and quality of strategy delivery, and hence steer the business through its next growth cycle; and finally, her ability to bring rigor and discipline to the management of deep, value-creating transformations.

As part of the appointment process, the Board of Directors, acting on a recommendation from the Compensation Committee, sought to implement a compensation policy that was as close as possible to the previous policy, but also aligned with the strategic direction and priorities set by the Board of Directors for her term of office:

●	strengthen and refresh the development pipeline, with the ambition of identifying and piloting to maturity the next generation of products with high therapeutic and sales potential for Sanofi;

●	continue the group’s transformation, particularly in the fields of digital technology and data usage, and the development of R&D capabilities in China; and

●	prepare and direct, under optimal conditions in terms of continuity and performance, the transition to a new Chief Executive Officer on the expiry of her term of office.

The Board of Directors was therefore keen to opt for a compensation structure more oriented towards a long-term value creation objective and closely aligned with shareholder interests, without altering target annual compensation or Sanofi’s ranking relative to its peers as presented in the most recent revision to the compensation policy (as explained above).

Consequently, annual fixed compensation (€1,600,000) and the structure of annual variable compensation (in a range between 0% and 250% of fixed compensation, with a target of 150%) remain unchanged. Annual variable compensation remains entirely contingent upon the attainment of pre-determined, exacting financial and extra-financial objectives.

For equity-based compensation, and in line with the aforementioned value-creation objective, the Board of Directors decided, acting on a recommendation from the Compensation Committee, to adopt a stable, transparent approach that splits the equity-based compensation for the Chief Executive Officer’s future term of office into two equal components, as described below:

●

A long-term equity-based compensation plan (the “Long-Term Tranche”) of 180,000 shares, awarded in 2026 and with a vesting period that extends beyond the duration of the Chief Executive Officer’s term of office. Vesting of the plan is contingent on (i) attainment of performance conditions comprising (a) the TSR criterion, accounting for 80% and measured over five years and (b) extra-financial criteria accounting for 20% and measured over three years; and (ii) a continuing employment condition requiring that she remain in post for four years from the date of her appointment. The award would vest at the end of a five-year vesting period.

●

Annual equity-based compensation plans (the “Medium-Term Tranches”) , the structure and main terms of which will be the same as for Sanofi’s other annual equity-based compensation plans. The award will be halved relative to the 2025 award, to 45,000 shares per year(7).

Vesting of the shares will be contingent on performance conditions measured over three years, comprising both (i) internal criteria and (ii) an external criterion based on Total Shareholder Return (TSR).

The Board of Directors believes that although the proposed structure maintains the number of performance shares over the four-year term of office unchanged at 360,000, it nonetheless reinforces the at-risk component of the package in that 55% of those 360,000 shares will be linked to relative TSR performance calculated over a longer average period, thereby incentivizing stronger performance in a competitive environment. As such, it is a perfect fit with a rationale based on sustainable value creation over the longer term, and sends a very clear message aligned on the priorities set for the future Chief Executive Officer.

Acting on a proposal from the Compensation Committee, the Board of Directors also decided to award Belén Garijo an international relocation benefit, capped at 15% of her target annual compensation (fixed plus variable), over a four-year period, to take account of the relocation needed for her to take up her role; her current place of residence; her nationality; her profile, having already served in a CEO role; and the exceptional, time-limited strategic priorities she has been set by the Board of Directors (see above).

In addition, the maximum termination benefit she can receive in the event of forced departure from Sanofi is reduced from 24 months of latest total compensation to 12 months.

(7)	The value of which was already 32% below the ceiling set in the compensation policy.

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Form 6-K

Compensation and other arrangements for corporate officers

Finally, unlike Paul Hudson, the future Chief Executive Officer will not be entitled to the Sanofi top-up defined-contribution pension scheme, which could have represented a benefit of up to 25% of her reference compensation (fixed + annual variable).

Components of the compensation of Belén Garijo

On taking up office

Belén Garijo will not receive any sign-up benefit on taking up office.

During the term of office

Compensation structure

Our policy aims at achieving and maintaining a balance in the compensation structure between fixed compensation, benefits in kind, short-term variable cash compensation, and medium- and long-term variable equity-based compensation.

The compensation policy for the future Chief Executive Officer is designed to motivate and reward performance by ensuring that a significant portion of compensation is contingent on the attainment of financial, stock market, operational and extra-financial criteria that reflect Sanofi’s objectives, and are aligned with the corporate interest and (as a corollary) with the creation of shareholder value. Variable cash compensation and equity-based compensation are the two principal levers for action that aim to align the interests of the future Chief Executive Officer with those of our shareholders and stakeholders. The compensation policy for the future Chief Executive Officer has been proactively adapted to further strengthen the alignment with shareholder interests, and to make remaining in post throughout her term of office a pre-condition for any vesting (subject to performance conditions) of the Long-Term Tranche.

During the meeting that follows the Board meeting held to close off the financial statements for the previous year, the Compensation Committee examines the levels of attainment of variable compensation for that year. In advance of that meeting, the Chief Executive Officer presents the Committee with a report containing narrative and quantitative information necessary to measure attainment of the pre-determined objectives. The members of the Compensation Committee then discuss the information provided and report to the Board on those discussions, giving an evaluation of the Chief Executive Officer’s performance against each of the criteria (ascertaining the level of attainment for quantitative objectives, and evaluating the level of attainment for qualitative objectives compared to the objectives set at the beginning of the year).

Annual fixed compensation

The annual fixed compensation of the Chief Executive Officer has been set at €1,600,000 gross (unchanged from 2025).

The amount of fixed compensation is not subject to annual review. It may however be changed, provided that such changes are not material:

●	on the appointment of a new Chief Executive Officer, to reflect the new appointee’s competencies and/or then current market practice; and

●

in exceptional circumstances, to take account of changes in (i) the role or responsibilities of the Chief Executive Officer, for example in terms of market conditions or the size of the Sanofi group or (ii) the performance level of Sanofi over a given period.

Annual variable compensation

Annual variable compensation is in a range between 0% and 250% of fixed compensation, with a target of 150% (unchanged from the policy applicable to Paul Hudson). It is subject to a range of varied and exacting performance criteria, both quantitative and qualitative. The criteria are reviewed annually in light of the strategic objectives set by Sanofi. The Board of Directors sets the criteria for each year at the start of that year, on a recommendation from the Compensation Committee.

For 2026, the criteria are the same as those specified in the compensation policy of Paul Hudson for 2026:

●	60% based on financial indicators published by Sanofi: sales growth, free cash flow (FCF) and business earnings per share (business EPS), each accounting for 20%; and

●

40% based on specific individual objectives: Portfolio & Assets (7.5%); Digital Transformation and Artificial Intelligence (7.5%); R&D Pipeline (15%); and Corporate Social Responsibility (10%). Details of individual objectives set for variable compensation for 2026 are described in the section entitled “Compensation and benefits of all kinds awardable to corporate officers in respect of 2026” within “Item 6.B — Compensation” of Sanofi’s Annual Report on Form 20F for 2025.

Although for each of those financial criteria the Board of Directors (acting on a proposal from the Compensation Committee) has set specific objectives, those objectives cannot be disclosed for confidentiality reasons. Nevertheless, to align on shareholder expectations Sanofi provides ex-post disclosures for each financial criterion, showing key thresholds within the range of outcomes that enable attainment levels for the past financial year to be calculated.

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Form 6-K

Compensation and other arrangements for corporate officers

The percentage of variable compensation linked to the attainment of quantitative criteria may be scaled down regardless of actual performance, in order to give greater weight to the attainment of qualitative criteria. This flexibility can only operate to reduce the amount of variable compensation, and cannot compensate for underperformance on quantitative criteria.

Payment of annual variable compensation in a given year in respect of the previous year is contingent on a favorable shareholder vote at the Annual General Meeting.

Equity-based compensation

The future Chief Executive Officer’s annual equity-based compensation (which can only be awarded in the form of performance shares) may represent up to 250% of her target short-term compensation (fixed plus variable), the same ceiling as that applied under the policy applicable to Paul Hudson. On the date of the award, the valuation of the shares will be taken into account so as to ensure that the annual cap is not exceeded.

Her equity-based compensation will comprise (i) a long-term equity-based compensation plan awarded in 2026, covering her 2026-2030 term of office as Chief Executive Officer (the “Long-Term Tranche”) and (ii) annual equity-based compensation plans, the structure and main terms of which will be the same as for Sanofi’s other annual equity-based compensation plans (the “Medium-Term Tranches”).

The total number of shares that will be awarded in respect of the Long-Term Tranche and the Medium-Term Tranches during the four-year period from 2026 through 2029 inclusive will be 360,000. By way of comparison, the total number of shares awarded to Paul Hudson in 2025 under his annual compensation policy was 90,000. Consequently, the total number of shares that will be awarded to the Chief Executive Officer during her four-year term of office equates to four times the most recent annual award of shares to Paul Hudson. In addition, the valuation of Belén Garijo’s equity-based compensation is lower than that of Paul Hudson, due to the more exacting nature of the performance criteria for the Long-Term Tranche (especially the TSR criterion, which accounts for 80%).

Long-Term Tranche:

This plan will involve the award of 180,000 performance shares to the Chief Executive Officer on the day she takes office.

Vesting of the plan will be contingent on attainment of very exacting performance conditions aligned on shareholder interests, and on a continuing employment condition requiring that she remain in post for four years from the day she takes office.

●	Performance conditions:

The performance criteria will be based:

–	(i) 80% on the Total Shareholder Return (TSR) of Sanofi relative to a benchmark panel of its peers (see below); and

–	(ii) 20% on Corporate Social Responsibility (CSR) criteria (Affordable Access and Planet Care):

●	Affordable Access: providing essential medicines to non-communicable disease patients through Sanofi Global Health,

●	Planet Care: reduction in Scope 1 & 2 carbon emissions versus a 2019 baseline.

(i)	TSR Allocation Rate

TSR corresponds to growth in the Sanofi share price, uplifted by dividends per share, over the five-year measurement period.

Growth in the share price is measured by comparing the average of the opening share prices from April 1, 2025 through March 31, 2026 with the average of the opening share prices from April 1, 2030 through March 31, 2031, with aggregate dividends per share paid during the period from April 1, 2026 through March 31, 2031 added to that latter amount.

That TSR figure will be compared with the TSR calculated over the same period for a benchmark panel of peer companies. The companies included in the panel (12 companies + Sanofi) are: Amgen, Abbvie Inc., AstraZeneca plc, Bristol-Myers Squibb Inc., Eli Lilly and Company Inc., GlaxoSmithKline plc, Johnson & Johnson Inc., Merck Inc., Novartis AG, Novo Nordisk, Pfizer Inc. and Roche Holding Ltd. The Board of Directors may review the panel during the measurement period, in the exceptional circumstances that a company ceases to exist, or that companies merge or are taken over.

Sanofi’s TSR will be compared with the TSR of each panel company, generating a ranking for Sanofi among the 13 companies in the panel. The TSR Allocation Rate will be determined according to the ranking of Sanofi within the panel:

Sanofi ranking within the panel	TSR Allocation Rate
1st or 2nd	125%
3rd or 4th	100%
5th, 6th or 7th	75%
8th or lower	0%

No TSR allocation can be made if Sanofi’s ranking is lower than the median for the panel (corresponding to the 7th rank), and the maximum TSR allocation rate is set at 125% (as opposed to a maximum allocation rate of 150% for the Medium-Term Tranches).

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Compensation and other arrangements for corporate officers

(ii)	CSR Criteria

The extra-financial criteria (accounting for 20%) are assessed over the period of the 2027-2029 financial years. The objectives are :

1.	Affordable Access: providing essential medicines to non-communicable disease patients through Sanofi Global Health.

2.	Planet Care: reduction in Scope 1 & 2 carbon emissions versus a 2019 baseline.

Attainment of each annual CSR objective will earn one performance point; a maximum of three points, plus one extra point linked to the “stretch” objective, can be earned for each CSR pillar. For each criterion, attainment of the objectives for 2029 will earn three points even if the annual objectives were not attained.

At the end of the period, the Board of Directors will determine the CSR Allocation Rate corresponding to the number of points earned, as shown below:

CSR points earned	CSR Allocation Rate
Less than 3 points	0%

3 points	50%

4 points	67%

5 points	83%

6 points	100%

7 points	110%

8 points	120%

As indicated in Sanofi’s currently applicable performance share plans, the Board of Directors reserves the right to adjust, either upwards or downwards and within the limits of compensation policy, the performance conditions in exceptional circumstances justifying such an adjustment (if the Compensation Committee so advises), and specifically in the event of (i) a change in the structure of the Sanofi group, (ii) a change in accounting policy, or (iii) any other circumstances that would justify such an adjustment, in the opinion of the Board of Directors. The purpose of such an adjustment would be to ensure that the results of applying performance conditions reflect the above-mentioned changes. Any such adjustments would be justified and disclosed ex-post in our annual report on Form 20-F.

(iii) Vesting period and delivery of the shares

The attainment level for the TSR criterion (80% of the award) will be determined at the end of the five-year vesting period, which runs from April 1, 2026 through March 31, 2031. The extra-financial criteria (20% of the award) will be determined at the end of the period constituting the financial years 2027 to 2029.

Effective delivery of the performance shares will be in a range from 0% to 100%, depending on the combined attainment level of the criteria. The shares will not be effectively delivered until the vesting date (i.e. the date of the Annual General Meeting to be held in 2031), subject to the continuing employment condition having already been met.

●	Continuing employment condition:

Delivery of the shares on the above-mentioned vesting date will be contingent upon the future Chief Executive Officer remaining in post as of the date of the Annual General Meeting of shareholders to be held in 2030. Any departure from office for any reason (other than death or incapacity) during that four-year period would result in irrevocable loss of entitlement to the shares awarded under the plan.

Medium-Term Tranches:

The equity-based compensation of the future Chief Executive Officer will also include an award of 45,000 shares per year (the first award being made on the date she takes office, with the others being made on the customary dates for performance share awards in 2027, 2028 and 2029).

Those awards will be contingent on (i) attainment of exacting performance conditions (quantitative and qualitative), assessed over a three-year period) and (ii) a continuing employment condition.

●	Performance conditions:

The arrangements relating to these awards are as follows:

–

The Business EPS criterion accounts for 30% of the award (Business EPS represents Sanofi’s “business net income” divided by the number of Sanofi shares), and is determined as the average actual-to-budget ratio of Business EPS attained over the entire vesting period at constant exchange rates.

The objective cannot be less than the lower end of the range of the annual guidance announced publicly by Sanofi at the start of each year. If the attainment level is less than 95%, no payment will be made for this criterion.

Business EPS actual-to-budget attainment level (B)	Business EPS allocation rate
If B < 95%	0%

If B = 95%	50%

If B is > 95% but < 98%	(50 + [(B - 95) x 16])%

If B is ≥ 98% but ≤ 105%	B%

If B is > 105% but < 110%	(105 + [(B - 105) x 3])%

If B is ≥ 110%	120%

–	The FCF criterion accounts for 20% of the award. This criterion was selected because it is aligned with Sanofi’s current strategic objectives, and is transparent both within and outside the company.

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The FCF criterion represents the average actual-to-budget FCF ratio attained over the entire period. The award is based on a target FCF, below which some or all of the performance shares are forfeited; if the attainment level is less than 70%, no payment will be made for this criterion.

FCF actual-to-budget attainment level (F)	FCF allocation rate
If F is ≤ 70%	0%

If F is > 70% but < 80%	[(F - 70) x 5]%

If F = 80%	50%

If F is > 80% but < 100%	(50 + [(F – 80) x 2.5])%

If F = 100%	100%

If F is > 100% but < 120%	F%

If F is ≥ 120%	120%

–

The TSR criterion accounts for 30% of the award. This performance criterion compares Sanofi’s three-year TSR performance with the median TSR of comparable companies included in a peer panel of 12 pharmaceutical companies(8) over the same period. Sanofi’s TSR corresponds to the performance of the Sanofi share price(9) uplifted by dividends per share during the measurement periods, without reinvestment.

–	TSR calculation

The TSR of each company is calculated using the following formula:

(Average 2028 share price – Average 2025 share price + Dividends per share 2026-2028) / Average 2025 share price

Where:

–	“Average 2028 share price” is the average of the opening share prices from January 1, 2028 through December 31, 2028;

–	“Average 2025 share price” is the average of the opening share prices from January 1, 2025 through December 31, 2025; and

–	“Dividends per share 2026-2028” is the sum total of dividends paid out on the shares of each company from January 1, 2026 through December 31, 2028, without reinvestment.

The median TSR is the performance of the company ranked 7th within the peer panel.

At the end of the period, the difference between the Sanofi TSR and the median TSR (“Difference in TSR Performance” – “D”) is measured in percentage points, and the Board of Directors will determine the TSR Allocation Rate as follows:

Difference in TSR performance (“D”)	TSR Allocation Rate
If D is less than 0%	0%

If D is 0%	75%

If D is greater than 0% and less than +20%	75%+(Dx3.75)

If D is greater than or equal to +20%	150%

No TSR allocation may be made if Sanofi’s TSR is lower than the median TSR.

–

The CSR criterion accounts for 10% of the award. This performance condition equates to the attainment over a three-year period of annual objectives plus a “stretch” objective, linked to the following pillars of Sanofi’s CSR strategy:

1. Affordable Access: providing essential medicines to non-communicable disease patients through Sanofi Global Health; and

2. Planet Care: Carbon Emissions Reduction, scopes 1 & 2 (reduction in emissions vs 2019).

Attainment of each annual CSR objective will earn one performance point; a maximum of three points, plus one extra point linked to the “stretch” objective, can be earned for each CSR pillar. For each criterion, attainment of the objectives for 2029 will earn three points even if the annual objectives were not attained.

(8)

Amgen Inc., AstraZeneca plc, Bayer AG, Bristol-Myers-Squibb Inc., Eli Lilly and Company Inc., GlaxoSmithKline plc, Johnson & Johnson Inc., Merck & Co. Inc., Novartis AG, Novo Nordisk A/S, Pfizer Inc., and Roche Holding AG. The Board of Directors may review the composition of the panel during the measurement period in exceptional circumstances (dissolution or merger of a panel company).

(9)	Historical values are adjusted for spin-offs, stock splits/reverse stock splits, scrip dividends/bonus issues, rights issues, etc.

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Compensation and other arrangements for corporate officers

At the end of the period, the Board of Directors will determine the CSR Allocation Rate corresponding to the number of points earned, as shown below:

CSR points earned	CSR Allocation Rate
Less than 3 points	0%

3 points	50%

4 points	67%

5 points	83%

6 points	100%

7 points	110%

8 points	120%

–

The R&D pipeline criterion, accounting for 10% of the award, was introduced in 2024 to reflect the importance of Sanofi’s commitment to developing a robust R&D pipeline. The performance criterion is based on the attainment levels of two equally-weighted performance indicators measured over a three-year period.

1. Clinical Trial Readouts (CTRs) - the number of clinical trial results based on forecast pipeline deliveries

At the end of the period, the CTR attainment level will be calculated on the basis of the number of CTRs achieved in the period as follows:

Number of Clinical Trial Readouts (CTRs)	CTR Attainment Level
CTR < 13	0%

CTR = 13	50%

CTR > 13, but < 26	(50+ [CTR – 13] x (50/13)] %

CTR = 26	100%

CTR >26 but <31	(100+ [CTR – 26] x 4) %

CTR ≥ 31	120%

2.

Regulatory Approvals (RAs) – the number of regulatory approvals obtained for new molecular entities (NMEs), new vaccine entities (NVEs) or line extensions in key markets, relative to forecast pipeline deliveries

At the end of the period, the “Regulatory Approval” (RA) attainment level will be calculated on the basis of the number of RAs obtained in the period as follows:

Number of regulatory approvals (RA) of NMEs, NVEs and line extensions in key markets	RA attainment level
RA < 13	0%

RA = 13	50%

RA > 13 but < 25	(50+ [RA – 13] x (50/12)) %

RA = 25	100%

RA >25 but < 30	(100+ [RA – 25] x 4) %

RA ≥ 30	120%

The R&D Allocation Rate will be determined as the weighted average of the CTR attainment level and the RA attainment level.

●	Continuing employment condition:

Delivery of the shares at the end of the vesting period (and subject to the performance conditions) will be contingent on a continuing employment condition, which may give rise to the award being apportioned on a time basis on the terms set forth in the section entitled “Consequences of the departure of the Chief Executive Officer for equity-based compensation” below.

As indicated in Sanofi’s currently applicable performance share plans, the Board of Directors reserves the right to adjust, either upwards or downwards and within the limits of compensation policy, the performance conditions in exceptional circumstances justifying such an adjustment (if the Compensation Committee so advises), and specifically in the event of (i) a change in the structure of the Sanofi group, (ii) a change in accounting policy, or (iii) any other circumstances that would justify such an adjustment, in the opinion of the Board of Directors. The purpose of such an adjustment would be to ensure that the results of applying performance conditions reflect the above-mentioned changes. Any such adjustments would be justified and disclosed ex-post in our annual report on Form 20-F.

On the advice of the Compensation Committee, the Board of Directors decided some criteria should be common to both annual variable compensation and the Medium-Term Tranches of equity-based compensation, so as to ensure that short-term performance is not prioritized to the detriment of long-term performance.

The valuation of performance shares is calculated at the date of grant, weighted between (i) fair value determined using the Monte Carlo model and (ii) the market price of Sanofi shares at the date of grant, adjusted for dividends expected during the vesting period.

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Form 6-K

Compensation and other arrangements for corporate officers

Summary of the terms applicable to equity-based compensation plans

		Weighting

Performance condition	Payout	Long-Term Tranche	Medium-Term Tranches

Business earnings per share (EPS)	0% to 120%		30%

FCF	0% to 120%		20%

TSR	0% to 150% for the Long-Term Tranche - 0% to 125% for the Medium-Term Tranches	80%	30%

CSR	0% to 120%	20%	10%

R&D	0% to 120%		10%

Vesting period		5 years	3 years

Lock-up obligation of the future Chief Executive Officer (10)

In addition, the Chief Executive Officer is bound by an obligation to retain, until she ceases to hold office, a quantity of Sanofi shares corresponding to 50% of the capital gain (net of taxes and social contributions) arising on the vesting of her shares, calculated as of the date on which they vest. Those shares must be held in registered form until she ceases to hold office.

In compliance with the AFEP-MEDEF Code and our Board Charter, the Chief Executive Officer must undertake to refrain from entering into speculative or hedging transactions.

Multi-year variable compensation

The future Chief Executive Officer will not receive any multi-year variable compensation.

International relocation benefit

The Chief Executive Officer will be awarded an international relocation benefit for a period of four years.

This annual benefit, which is subject to a continuing employment condition, is capped at 15% of her target annual compensation (fixed plus variable) for 2026.

It consists of (i) a cash payment contingent on her achieving an average attainment level of at least 100% for the extra-financial conditions applicable to her annual variable compensation (failure to meet the performance condition would entail non-payment of the entire cash component for the year in question) and (ii) the provision of residential accommodation (or reimbursement of associated accommodation costs, with the caveat that any tax or social security charges payable on such benefit will be borne by the Chief Executive Officer).

This benefit is strictly temporary and non-renewable. It is not a permanent component of Sanofi’s compensation policy, and it is not intended to be replicated once the future Chief Executive Officer’s term of office ends. Nor does it have any impact on the variable components of her compensation. The exact amount of the cash component within the overall limit will be disclosed in a transparent manner at the end of each financial year, and payment thereof will be subject to approval by a shareholder vote at the Annual General Meeting.

Other benefits

On an annual basis, the Chief Executive Officer will receive benefits in the form of (i) a company car with driver; (ii) the company health insurance scheme; (iii) the company death and disability insurance scheme; and (iv) reimbursement of administrative costs incurred in the preparation of her tax returns.

Compensation for serving as a director

Executive officers do not receive any compensation for serving as directors. Consequently, the Chief Executive Officer does not receive compensation in her capacity as a director or as a member of the Strategy Committee.

Exceptional compensation

No exceptional compensation can be awarded to the Chief Executive Officer.

On leaving office

The future Chief Executive Officer is not entitled to a top-up defined-contribution pension scheme. However, she is entitled to a termination benefit and a non-compete indemnity.

(10)

Under Sanofi’s Articles of Association, each director must own at least 500 shares throughout their term of office. In addition, under our Board Charter, directors must within no more than two years from their appointment hold at least 1,000 Sanofi shares in their own name, which must be retained until they cease to hold office.

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Compensation and other arrangements for corporate officers

Those commitments are part of the compensation packages typically awarded to executive officers and, in accordance with the recommendations of the AFEP-MEDEF Code, are subject to very strict conditions. The termination benefit and non-compete indemnity are intended to compensate for the fact that the Chief Executive Officer may be removed from office at any time.

Each of those benefits is taken into account by the Board of Directors when setting the overall compensation of the Chief Executive Officer.

Retirement benefit

The future Chief Executive Officer will not benefit from the Sanofi top-up defined-contribution pension scheme.

Termination arrangements in the event of forced departure

In accordance with the AFEP-MEDEF Code, this termination benefit only becomes payable if the departure of the Chief Executive Officer is forced, i.e. in the event of removal from office or resignation linked to a change in strategy or control of Sanofi. It will not be payable in the event that her term of office as Chief Executive Officer is not renewed on expiry; her initial term of office expires at the close of the annual General Meeting to be held in 2030.

In addition, no termination benefit is payable and the arrangement is deemed to have been rescinded in the following circumstances:

●	removal from office for gross or serious misconduct (faute grave ou lourde);

●	if the Chief Executive Officer resigns from Sanofi for reasons other than a change in strategy or control;

●	if the Chief Executive Officer is assigned to another position within Sanofi; or

●	if the Chief Executive Officer takes her pension.

Payment of the termination benefit is contingent on a performance condition, which is deemed to have been met if the attainment rate for the individual variable compensation objectives exceeded 90% of the target; that condition is assessed over the last two financial years preceding the end of the Chief Executive Officer’s term of office.

The amount of the termination benefit is capped at 12 months of the Chief Executive Officer’s most recent total compensation on the basis of (i) the fixed compensation effective on the date of leaving office and (ii) the last variable compensation received prior to that date subject to fulfillment of the performance condition.

Non-compete indemnity

In the event of her departure from Sanofi, the Chief Executive Officer undertakes, during the 12-month period following her departure, not to join a competitor of Sanofi as an employee or corporate officer, or to provide services to or cooperate with such a competitor.

In return for that undertaking, she will receive an indemnity corresponding to one year’s total compensation, based on her fixed compensation effective on the day she leaves office and on the last individual variable compensation she received prior to that date. The indemnity is payable in 12 monthly installments.

However, on the departure of the Chief Executive Officer, the Board of Directors reserves the right to release the Chief Executive Officer from that undertaking for some or all of that 12-month period. In such a case, the non-compete indemnity would not be due for the period of time waived by Sanofi.

Consequences of the departure of the Chief Executive Officer for equity-based compensation

As regards the Long-Term Tranche of the Chief Executive Officer’s equity-based compensation, which is contingent on her effectively being still in office as of the date of the Annual General Meeting of shareholders to be held in 2030, no shares will vest if she ceases to hold office before that date, other than in the case of the customary exceptions (death or incapacity).

As regards the Medium-Term Tranches of the Chief Executive Officer’s equity-based compensation, which are contingent on her remaining in office for three years, in the event of her departure for any reason other than her resignation or for gross or serious misconduct (in which case the entire award is forfeited), her overall allocation rate is apportioned on a time basis to take account of the period during which she held office as Chief Executive Officer of Sanofi during the vesting period.

If at any time prior to the end of the vesting period of her performance shares the Chief Executive Officer joins a competitor of Sanofi as an employee or corporate officer, or provides services to or cooperates with such a competitor, she irrevocably loses those performance shares regardless of any full or partial discharge by the Board of Directors of the non-compete undertaking relating to her office as Chief Executive Officer.

If the Chief Executive Officer retires at the statutory retirement age prior to the expiration of the vesting period of her performance shares, the overall allocation rate will be apportioned on a time basis to reflect the amount of time for which the Chief Executive Officer remained in the employment of Sanofi during the vesting period.

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Compensation and other arrangements for corporate officers

Summary of benefits awarded to the Chief Executive Officer on leaving office

The table below presents a summary of the benefits (as described above) that could be claimed by the Chief Executive Officer on leaving office, depending on the manner of her departure. The information provided in this summary is without prejudice to any decisions that may be made by the Board of Directors.

		Voluntary departure/Removal from office for gross or serious misconduct	Forced departure	Retirement
Termination benefit(a)		/	Up to 12 months of fixed compensation as of the date of leaving office + 12 months of most recent individual variable compensation received(d) – Amounts received as non-compete indemnity	/
Non-compete indemnity(b)		12 months of fixed compensation as of the date of leaving office + 12 months of most recent individual variable compensation received prior to leaving office	12 months of fixed compensation as of date of leaving office + 12 months of most recent individual variable compensation received prior to leaving office(e)	/
Top-up pension(c)		/	/	/
Performance share plans not yet vested	Long-Term Tranche	Forfeited in full	Forfeited in full	Forfeited in full
	Medium-Term Tranches	Forfeited in full	Rights retained pro rata to period of employment within Sanofi (f)	Rights retained pro rata to period of employment within Sanofi (f)

(a)

The amount of the termination benefit is reduced by any indemnity received as consideration for the non-compete undertaking, such that the aggregate amount of those two benefits may never exceed one year of total fixed and variable compensation.

(b)

The Board of Directors may decide to release the Chief Executive Officer from the non-compete undertaking for some or all of the 12-month period. In that case, the non-compete indemnity would not be due, or would be scaled down proportionately.

(c)	Unlike Paul Hudson, the future Chief Executive Officer will not be entitled to benefit from Sanofi’s top-up defined-contribution pension scheme.

(d)	Subject to fulfillment of the performance condition assessed over the two financial years preceding the end of her term of office, as described above.

(e)

Subject to the Board of Directors enforcing the non-compete undertaking, the amount of the termination benefit is reduced by any indemnity received as consideration for the non-compete undertaking, such that the aggregate amount of those two benefits may never exceed one year of total fixed and variable compensation.

(f)	In this case, the Chief Executive Officer remains subject to the terms of the plans, including the performance conditions and the non-compete condition.

Policy to recover erroneously-awarded compensation (“clawback”)

In 2023, the NASDAQ listing rules were amended to include Rule 5608, in application of Section 10D-1 of the Securities Exchange Act of 1934 which requires listed companies to implement a clawback policy.

On October 26, 2023, the Board of Directors adopted a clawback policy under which Sanofi must, within a reasonable time-frame, recover the portion of the Chief Executive Officer’s variable compensation (cash-based or equity-based) that is wholly or partly contingent on the attainment of financial performance criteria and was paid to her (according to the definition contained in the NASDAQ listing rules) based on financial information that has been determined to be erroneous and has required accounting restatement to correct an error in previously-published financial statements. The policy applies to compensation paid on or after October 2, 2023.

The clawback policy also applies to members of our Executive Committee and to our Head of Consolidation (equivalent to the Chief Accounting Officer within the meaning of the NASDAQ listing rules).

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Form 6-K

Compensation and other arrangements for corporate officers

Forward-Looking Statements

This document contains forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended.

Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions regarding the marketing and other potential of the product; regarding potential future events and revenues from the product. Words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “can,” “contemplate,” “could,” “is designed to,” “may,” “might,” “potential,” “objective,” “attempt,” “target,” “project,” “strategy,” “strive,” “desire,” “predict,” “forecast,” “ambition,” “guideline,” “seek,” “should,” “will,” “goal,” or the negative of these and similar expressions are intended to identify forward-looking statements.

Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The risks and uncertainties include those discussed or identified in the public filings with the SEC and the French Markets Authority (AMF) made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the 20-F for the year ended December 31, 2025 or contained in other periodic reports on Form 6-K. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements. In light of these risks, uncertainties and assumptions, undue reliance should not be placed on any forward-looking statements contained herein.

SANOFI FORM 6-K 2025	15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 4, 2026	SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Legal Corporate & Finance